UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date: June 3, 2021

Commission File Number: 001-40066

Ferguson plc

1020 Eskdale Road, Winnersh Triangle, Wokingham,

Berkshire, RG41 5TS. United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ferguson plc

Date: June 3, 2021	By:	/s/ Graham Middlemiss

Name: Graham Middlemiss Title: Group Company Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Summary

99.2	Routine Announcements in the period to June 3, 2021